Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 31, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Appointment of Ms. Shikha Sanjaya Sharma (DIN: 00043265) as an Additional Director, categorized as Independent, on the Board of the Company

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Ms. Shikha Sanjaya Sharma (DIN: 00043265) has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a period of five years, effective January 31, 2019. Her appointment is subject to approval of shareholders.

Ms. Sharma was the Managing Director & CEO of Axis Bank, India’s third largest private sector bank from June 2009 upto December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book.

Ms. Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Ltd in 1980. During her tenure with the ICICI group, she was instrumental in setting up ICICI Securities. As Managing Director & CEO of ICICI Prudential Life Insurance Company Ltd., she led the company to become the No. 1 private sector life insurance company in India.

She was a member of RBI’s Technical Advisory Committee, RBI’s panel on Financial Inclusion, the Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household etc. She has chaired CII’s National Committee on Banking during 2015-2017.

Ms. Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and PGD in Software Technology from National Centre for Software Technology (NCST), Mumbai.

Ms. Sharma is not related to any of the Directors on the Board of the Company. Further to Stock Exchange Circular dated July 20, 2018, it is hereby confirmed that Ms. Sharma is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)